UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-37702
RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING LIMITED LLC
State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777
(Full title and address of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

Retirement and Savings Plan for
Amgen Manufacturing Limited LLC

Audited Financial Statements
and Supplemental Schedule
Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Retirement and Savings Plan for Amgen Manufacturing Limited LLC (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ ERNST & YOUNG LLP
We have served as the Plan’s auditor since 1992.
Los Angeles, California
June 11, 2026

Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Investments at fair value	$911,174,783	$762,010,202
Notes receivable from participants	19,422,412	18,107,898
Other – principally due from broker	235,835	302,276
Total assets	930,833,030	780,420,376
Liabilities
Other – principally due to broker	208,714	332,225
Total liabilities	208,714	332,225
Net assets available for benefits	$930,624,316	$780,088,151
See accompanying notes.

Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2025
Additions to (deductions from) net assets:
Employer contributions	$22,642,145
Participant contributions	20,015,238
Rollover contributions	1,111,853
Interest and dividend income	6,491,598
Net realized/unrealized gains	124,470,752
Interest income on notes receivable from participants	1,428,550
Benefits paid	(25,178,261)
Investment and administrative fees	(445,710)
Net increase	150,536,165
Net assets available for benefits at beginning of year	780,088,151
Net assets available for benefits at end of year	$930,624,316
See accompanying notes.

Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements
December 31, 2025

1. Description of the Plan
The following is a description of the Retirement and Savings Plan for Amgen Manufacturing Limited LLC (the Plan). The description below provides only general information, and accordingly, participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective January 1, 2002, was amended and restated effective January 1, 2017, and was subsequently amended with the most recent amendment effective on or prior to December 31, 2025 adopted on June 7, 2024. The Plan was subsequently amended and restated effective January 1, 2026. The Plan is a defined contribution plan covering substantially all Puerto Rico resident employees of Amgen Manufacturing Limited LLC (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan is intended to qualify under Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011, as amended (the PR Code) (see Note 4, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions and after-tax contributions or a combination of these types of contributions (together, Individual Contributions). A participant’s pre-tax contributions are subject to the PR Code and Plan limitations and could not exceed $15,000 in 2025. Participants may elect to contribute after-tax contributions beginning January 1 of the year following the year the participant was hired. Participant after-tax contributions are subject to the PR Code and Plan limitations and could not exceed $1,500 in 2025. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan, and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their Individual Contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional pre-tax Individual Contributions, referred to as catch-up contributions, that are subject to the PR Code and Plan limitations and could not exceed $1,500 in 2025. Participants may also contribute pre-tax and after-tax amounts representing distributions from certain other retirement plans qualified in Puerto Rico, referred to as rollover contributions (as defined in the Plan).
Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make Individual Contributions to the Plan, equal to 4% of each participant’s eligible compensation up to a maximum of $14,000 in 2025 (Core Contributions). In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions, including catch-up contributions, of up to 5% of eligible compensation (Matching Contributions). Matching Contributions could not exceed $15,000 in 2025 (or $16,500 for catch-up eligible participants).
Participants select the investments in which their Individual Contributions, including their Core Contributions and Matching Contributions (collectively, Company Contributions), are to be invested, electing among various alternatives, including Amgen common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, the Plan document provides that no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who have not made an investment election are allocated to investments under a qualified default investment alternative, which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.
Vesting and Forfeitures
Participants are immediately vested with respect to their Individual Contributions and Matching Contributions and earnings and losses (hereafter referred to as earnings) thereon. Participants hired prior to January 1, 2020, are also immediately vested with respect to their Core Contributions and earnings thereon. Participants hired on or after January 1, 2020, vest in full with respect to their Core Contributions and earnings thereon after three years of service, as defined by the terms of the Plan, or upon

Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements (continued)

reaching age 65 while employed by the Company, if earlier. If a participant ceases to be an employee before fully vesting in their account, the non-vested Core Contributions and earnings thereon of the participant’s account will be treated as a forfeiture, as defined by the terms of the Plan, on the earlier of (a) the date the participant incurs a five-year break in service, as defined by the terms of the Plan or, (b) the date the participant receives a distribution of the entire vested portion of their account. Forfeitures are applied, in accordance with Plan provisions, to reduce Core or Matching Contributions, to reinstate forfeitures of reemployed participants, to reinstate the accounts of lost participants or beneficiaries (as defined in the Plan), to reduce Plan administrative expenses for the current or immediately following Plan year, and/or for any other purpose permitted under federal regulations or other applicable authority.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s Individual Contributions; (b) an allocation of Company Contributions; and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
Plan participants can invest in seven different asset classes as well as Amgen stock or can actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles, which may include one or more of the following: mutual funds, collective trust funds and portfolios, which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios are composed primarily of investments in publicly traded common and preferred stocks. The asset classes are designed to provide participants with choices among a variety of investment objectives.
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, a participant may elect to receive a full or partial distribution of his or her account balance in: (a) a single payment in cash; (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash); (c) a single distribution paid in a combination of cash and full shares of Amgen stock; or (d) a rollover distribution to an eligible retirement plan.
Participants may also elect to maintain their account balance in the Plan subsequent to termination of employment, provided that their account balance is greater than $1,000.
If a participant dies before receiving the value of his or her account balance, the participant’s beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
No withdrawals may be made from the Plan while a participant continues to be employed by the Company except in certain circumstances including, but not limited to, financial hardship, disability and attainment of age 59 1/2.
Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount that may not exceed the lesser of: (a) 50% of the participant’s account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal, determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would become fully vested in Core Contributions and receive distributions of their account balances.

Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements (continued)

Trustee and Custodians
Banco Popular de Puerto Rico is the Plan’s trustee. Bank of America, N.A. is the Plan’s custodian with respect to the self-directed brokerage arrangement and the Amgen common stock fund. The Northern Trust Company, NA (Northern) is the Plan’s custodian with respect to the asset classes.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Benefits to participants are recorded when paid.
Fair Value Measurement
The investments of the Plan are reported at fair value. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date, and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from and due to brokers arise from unsettled sale and purchase transactions, respectively.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for investment options representing varied combinations of equities (including Amgen stock), fixed income, and other investments. Investments, in general, particularly in securities, are exposed to various risks, such as interest rate, inflation, market and credit risks, among others. Market risk includes global events which could impact the value of investments, including securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, including securities, it is at least reasonably possible that changes in the values of the Plan’s investments, including securities, will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Plan’s financial statements.
3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances.

Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements (continued)

The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than Level 1 inputs
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.
The following fair value hierarchy tables present information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2025, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$126,196,526	$—	$—	$126,196,526
Cash and cash equivalents	339,411	—	—	339,411
Collective trust funds	—	722,136,732	—	722,136,732
Common and preferred stocks	8,175,678	—	—	8,175,678
Mutual funds	27,612,784	—	—	27,612,784
Self-directed brokerage accounts	26,713,652	—	—	26,713,652
Total investments at fair value	$189,038,051	$722,136,732	$—	$911,174,783

	Fair value measurements at December 31, 2024, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$100,973,506	$—	$—	$100,973,506
Cash and cash equivalents	43,702	—	—	43,702
Collective trust funds	—	577,297,941	—	577,297,941
Common and preferred stocks	47,870,415	—	—	47,870,415
Mutual funds	16,198,902	—	—	16,198,902
Self-directed brokerage accounts	19,625,736	—	—	19,625,736
Total investments at fair value	$184,712,261	$577,297,941	$—	$762,010,202
The fair values of substantially all common stocks (including Amgen stock), preferred stocks, mutual funds and underlying investments of self-directed brokerage accounts are valued using quoted market prices in active markets with no valuation adjustment.
Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers as the basis for current transactions.

Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements (continued)

4. Income Tax Status
The Plan received an opinion letter from the Puerto Rico Treasury Department (PRTD) dated February 26, 2018, with an effective date of January 1, 2017, stating that the Plan meets the requirements of Section 1081.01 of the PR Code and the regulations thereunder, and, therefore the related trust forming part of the Plan is exempt from taxation. Subsequently, seven amendments were made to the Plan, and the Plan received letters from the PRTD stating the PRTD has no objection to any of the seven amendments. Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification.
For taxable year 2025, the Company believes the Plan satisfied, and operated in compliance with, the applicable requirements of the PR Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Company has indicated that it currently intends to continue to take the necessary steps, if any, to maintain the Plan’s compliance with the applicable requirements of the PR Code.
5. Party-in-Interest Transactions
Parties-in-interest are certain entities defined under Department of Labor regulations, including Amgen, and other parties that provide services to the Plan, such as the trustees, custodians and investment managers. The Plan pays the custodians certain administrative and investment management fees, and the Company pays certain administrative fees on behalf of the Plan. The Plan invests in collective trust funds managed by Northern, certain of the Plan’s investment managers and other third parties and may invest in securities of entities that are parties-in-interest. The Plan also invests in shares of common stock of Amgen and receives dividends on those shares. Notes receivable from participants are also considered party-in-interest transactions.

Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to the Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 consisted of the following:

	December 31,
	2025	2024
Net assets available for benefits per the financial statements	$930,624,316	$780,088,151
Amounts allocated to withdrawing participants	—	(9,000)
Deemed loans	(790,729)	(887,701)
Net assets per the Form 5500	$929,833,587	$779,191,450
The following is a reconciliation of expenses per the financial statements to the Form 5500:

Year Ended December 31, 2025
Benefits paid	$(25,178,261)
Investment and administrative fees	(445,710)
Total expenses per the financial statements	(25,623,971)
Amounts allocated to withdrawing participants at December 31, 2024	9,000
Amounts allocated to withdrawing participants at December 31, 2025	—
Deemed loans at December 31, 2024	887,701
Deemed loans at December 31, 2025	(790,729)
Total expenses per the Form 5500	$(25,517,999)

Supplemental Schedule
Retirement and Savings Plan for Amgen Manufacturing Limited LLC
EIN: 98-0210484 Plan: #001
As of December 31, 2025
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value

Amgen stock*	Employer Securities	$126,196,526
			$126,196,526

Capital Preservation Asset Class:
Wells Fargo Stable Value Fund W*	Collective Trust Fund	104,631,966
NT Collective Short Term Investment Fund*	Collective Trust Fund	8,236,750
Total Capital Preservation Asset Class			112,868,716

Fixed Income Active Asset Class:
Wellington Core Bond Plus Portfolio Collective Investment Trust II*	Collective Trust Fund	19,786,144
FIAM Group Trust For Employees Benefit Plan Core Plus Commingled Pool Class W*	Collective Trust Fund	19,684,534
BBH Collective Investment Series Trust Series Fund Income Class 1*	Collective Trust Fund	19,673,510
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund	9,168,289
Total Fixed Income Active Asset Class			68,312,477

Fixed Income Index Asset Class:
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund	119,759,185
Total Fixed Income Index Asset Class			119,759,185

U.S. Equity Active Asset Class:
Nuveen Winslow Large Capital Growth Fund Class C*	Collective Trust Fund	19,602,868
Blackrock Instituitional Trust Company Investment Funds Russell 3000 Alpha Tilts Fund F*	Collective Trust Fund	15,451,387
Boston Partners CIT Large Capital Value Class E*	Collective Trust Fund	13,991,029
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund	2,388,133
Clean Harbors Inc.	Common and Preferred Stock	324,286
Coherent Corporation	Common and Preferred Stock	302,326
Ametek Inc.	Common and Preferred Stock	288,666
SS&C Technologies Holdings Inc.	Common and Preferred Stock	288,136
Waste Connections Inc.	Common and Preferred Stock	278,121
Entegris Inc.	Common and Preferred Stock	262,523
BWX Technologies Inc.	Common and Preferred Stock	248,371
NT Collective Short Term Investment Fund*	Collective Trust Fund	214,623
Huntington Bancshares Inc.	Common and Preferred Stock	207,593
Woodward Inc.	Common and Preferred Stock	201,950
UGI Corporation	Common and Preferred Stock	199,090
Rentokil Initial PLC	Common and Preferred Stock	184,361
Charles River Laboratories International Inc.	Common and Preferred Stock	173,348
Bio-Techne Corporation	Common and Preferred Stock	171,196
Keysight Technologies Inc.	Common and Preferred Stock	168,241
Amphenol Corporation Class A	Common and Preferred Stock	167,168

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Ingredion Inc.	Common and Preferred Stock	165,831
Halozyme Therapeutics Inc.	Common and Preferred Stock	165,625
Henry Schein Inc.	Common and Preferred Stock	161,666
Brown & Brown Inc.	Common and Preferred Stock	159,639
Heico Corporation Class A	Common and Preferred Stock	151,458
Dolby Laboratories Inc.	Common and Preferred Stock	144,302
Shift4 Payments Inc. Class A	Common and Preferred Stock	139,856
IDEX Corporation	Common and Preferred Stock	135,412
STERIS plc	Common and Preferred Stock	133,859
LKQ Corporation	Common and Preferred Stock	120,800
Power Integrations Inc.	Common and Preferred Stock	119,059
Prosperity Bancshares Inc.	Common and Preferred Stock	108,434
WEX Inc.	Common and Preferred Stock	107,117
Hexcel Corporation	Common and Preferred Stock	104,199
HealthEquity Inc.	Common and Preferred Stock	102,786
Casella Waste Systems Inc. Class A	Common and Preferred Stock	97,156
Mid-American Apartment Communities Inc.	Common and Preferred Stock	96,404
Allegion PLC	Common and Preferred Stock	95,214
Cabot Corporation	Common and Preferred Stock	92,456
Graco Inc.	Common and Preferred Stock	88,774
RBC Bearings Inc.	Common and Preferred Stock	79,821
Procore Technologies Inc.	Common and Preferred Stock	78,196
First American Financial Corporation	Common and Preferred Stock	75,940
Copart Inc.	Common and Preferred Stock	74,033
Ensign Group Inc.	Common and Preferred Stock	71,945
Federal Signal Corporation	Common and Preferred Stock	64,611
National Retail Properties Inc.	Common and Preferred Stock	64,359
Fabrinet Company	Common and Preferred Stock	64,194
Nova Measuring Instruments	Common and Preferred Stock	63,708
Medpace Holdings Inc.	Common and Preferred Stock	63,466
Bank Ozk	Common and Preferred Stock	59,320
EnPro Inc.	Common and Preferred Stock	57,601
Moelis & Company Class A	Common and Preferred Stock	54,717
SiteOne Landscape Supply Inc.	Common and Preferred Stock	54,557
Paymentus Holdings Inc. Class A	Common and Preferred Stock	52,787
Standex International Corporation	Common and Preferred Stock	50,409
Kadant Inc.	Common and Preferred Stock	50,164
Ollies Bargain Outlet Holdings Inc.	Common and Preferred Stock	46,913
Balchem Corporation	Common and Preferred Stock	46,621
Loar Holdings Inc.	Common and Preferred Stock	46,376
Camtek Limited	Common and Preferred Stock	46,154
CSW Industrials Inc.	Common and Preferred Stock	45,497
Saia Inc.	Common and Preferred Stock	43,754
Everus Construction Group Inc.	Common and Preferred Stock	43,721
Modine Manufacturing Company	Common and Preferred Stock	43,257
CCC Intelligent Solutions Holdings Inc.	Common and Preferred Stock	42,509
ICF International, Inc.	Common and Preferred Stock	42,053
Global-E Online Limited	Common and Preferred Stock	41,669
Markel Corporation Holding Company	Common and Preferred Stock	40,843
Hamilton Lane Inc. Class A	Common and Preferred Stock	40,293
Five Below Inc.	Common and Preferred Stock	39,744

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Clearwater Analytics Holdings Inc. Class A	Common and Preferred Stock	37,410
Guidewire Software Inc.	Common and Preferred Stock	36,986
XPEL Inc.	Common and Preferred Stock	35,236
Certara Inc.	Common and Preferred Stock	30,624
Wingstop Inc.	Common and Preferred Stock	29,811
RLI Corporation	Common and Preferred Stock	29,559
Arhaus Inc. Class A	Common and Preferred Stock	29,101
Valvoline Inc.	Common and Preferred Stock	28,915
Q2 Holdings Inc.	Common and Preferred Stock	28,215
UFP Industries Inc.	Common and Preferred Stock	27,224
Novanta Inc.	Common and Preferred Stock	26,416
Freshpet Inc.	Common and Preferred Stock	25,712
Morningstar Inc.	Common and Preferred Stock	25,208
Floor & Decor Holdings Inc.	Common and Preferred Stock	23,869
Goosehead Insurance Inc. Class A	Common and Preferred Stock	22,832
Trex Company Inc.	Common and Preferred Stock	21,855
AAON Inc.	Common and Preferred Stock	20,969
Cohen & Steers Inc.	Common and Preferred Stock	19,776
Bellring Brands Inc.	Common and Preferred Stock	16,893
Vita Coco Company Inc.	Common and Preferred Stock	8,694
Pool Corporation	Common and Preferred Stock	5,719
Total U.S. Equity Active Asset Class			59,823,719

U.S. Equity Index Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund	226,917,206
Total U.S. Equity Index Asset Class			226,917,206

International Equity Active Asset Class:
Dodge & Cox International Stock Fund	Mutual Fund	27,612,784
Mawer International Equity Collective Investment Trust Class B*	Collective Trust Fund	27,322,286
Great Grey Trust Company GQG Partners International Equity CIT Class C*	Collective Trust Fund	26,952,254
Wilmington Trust Collective Investment Trust / Jennison International Equity Opportunities CIT Class J*	Collective Trust Fund	26,817,997
Mondrian Master CIT Focused All Countries World ex-US Equity*	Collective Trust Fund	26,740,527
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending*	Collective Trust Fund	4,438,045
Total International Equity Active Asset Class			139,883,893

International Equity Index Asset Class:
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending*	Collective Trust Fund	30,357,741
Total International Equity Index Asset Class			30,357,741

Participant Self-Directed Accounts	Various Investments	26,713,652
			26,713,652

Notes Receivable from Participants*	Interest Rate 4.25% - 9.50%	18,631,683
			18,631,683

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Other
Tax Reclaims	Cash and Cash Equivalents	284,750
ML Vanguard Federal Money Market Forfeiture / Settlement*	Cash and Cash Equivalents	54,661
NT Collective Short Term Investment Fund*	Collective Trust Fund	2,258
Total Other			341,669

Grand Total			$929,806,467

* Indicates party-in-interest

RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING LIMITED LLC
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement and Savings Plan for Amgen Manufacturing Limited LLC (Name of Plan)

Date:	June 11, 2026	By:	/s/ PETER H. GRIFFITH
Peter H. Griffith
Executive Vice President and Chief Financial Officer
Amgen Manufacturing Limited LLC